NAME OF REGISTRANT: General Motors Company

NAME OF PERSON RELYING ON EXEMPTION: Green Century Capital Management, Inc.

ADDRESS OF PERSON RELYING ON EXEMPTION: 114 State Street, Suite 200, Boston, MA 02109

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholder Proposal on General Motor Company's 2023 Proxy Statement:

Sustainable Materials Procurement

General Motors Company Symbol: GM

Filed by: Green Century Capital Management, Inc.

Green Century Capital Management, Inc., (“the Proponent”) seeks your support for the proposal filed at General Motors Company (hereby referred to as “General Motors,” “GM” or “the Company”) on behalf of GM stockholder, Ms. Amy Floyd, in the 2023 proxy statement. The proposal asks the Company to develop a feasible plan to establish procurement targets for sustainable materials, focusing on steel, aluminum, leather, and rubber and to include annual disclosure of progress toward attainment of such targets.

The Proponent believes disaggregating and disclosing information about GM’s supply chains for the above materials will enhance investor understanding of the Company’s exposure to greenhouse gas emissions, communicate how sourcing forest-linked commodities may contribute to its deforestation risk, and suggest areas where GM could improve its supply chain sustainability.

Setting procurement targets for low-carbon primary metals, i.e., steel and aluminum, across its global operations would provide investors confidence that GM takes seriously its responsibility to cut supply chain emissions. Similarly, setting a zero-deforestation goal to eliminate leather and rubber-related deforestation would demonstrate its commitment to protecting the natural resources on which it depends.

RESOLVED: Proponents request that the Company develop a feasible plan to establish procurement targets for sustainable materials within its supply chain and include annual disclosure of progress toward attainment of such targets.

SUPPORTING STATEMENT: Shareholders recommend that the plan be prepared at reasonable cost and omitting proprietary information, and, in their discretion, encourage the board and management as they develop and implement a plan, to consider:

•	Disaggregating sourcing information for GM’s full supply chains, e.g., mines, smelters, processors, manufacturers, farms, and tanneries
•	Enhancing disclosure on tire and leather suppliers, deforestation risk associated with these materials, and risk mitigation measures
•	Joining global value chain emissions reduction initiatives such as ResponsibleSteel, SteelZero, and the Aluminum Stewardship Initiative
•	Adopting ambitious near-term procurement targets for:
o	Carbon-free aluminum and steel, aligned with First Mover Coalition targets

o	Eliminating deforestation and native vegetation conversion from GM’s supply chain by 2025, as recommended by the Science Based Targets initiative
•	Assessing challenges and strategies for attaining the procurement targets.

RATIONALE FOR A “YES” VOTE

1.	Climate Risk - The physical impacts of climate change have the potential to disrupt GM’s supply chains, energy supplies, manufacturing, and the ability of GM customers to drive their vehicles. Automakers that do not address supply chain emissions are not likely to align with goals of the Paris Agreement to limit global temperature rise to 1.5 degrees Celsius.[1]
2.	Deforestation Risk - Sourcing leather and rubber from areas threatened by deforestation may drive increased emissions from land clearing and loss of ecosystem health. In 2021, deforestation in the Brazilian Amazon released 740 million tons of CO2 equivalent, or 42% of Brazil’s net emissions, in large part from cattle-driven deforestation that provides leather for automotive companies.[2]
3.	Reputational Risk - GM could unfavorably compare to peers who are progressing more quickly on addressing supply chain emissions from steel, aluminum, leather, and rubber, which may drive away customers looking for holistic commitments on emissions reductions and invite negative publicity by NGO campaigns.
4.	Failure to Meet Investor Expectations - If GM does not thoroughly engage in supply chain emissions reductions, the Company may fail to meet investor expectations of enhanced corporate action on sustainability.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Capital Management, Inc. is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Capital Management, Inc. urges shareholders to vote for Shareholder Proposal Item No. 7 following the instruction provided on the management’s proxy mailing.

I.	EXECUTIVE SUMMARY

GM envisions a world with zero crashes, zero emissions, and zero congestion and indicates that it would like to bring “‘Everybody In’ for the all-electric future with a commitment to establishing a collaborative supply chain that endeavors to minimize environmental impact and enhance long-term sustainability.”3 However, GM has not realized its aspiration. Despite establishing meaningful targets for its operational emissions and a portion of its customers’ emissions, GM has not adequately disclosed or addressed its supply chain emissions, particularly from steel, aluminum, rubber, and leather. Further, it has yet to set a zero-deforestation target.

The physical impacts of climate change have the potential to disrupt GM’s supply chains, operations, and vehicle sales. Emissions mitigation is therefore critical, and investors have indicated that disclosure of companies’ climate risks facilitate understanding what capital outlays may be required in the future, how unmitigated climate risk may adversely impact a company’s ability to operate its business, and whether companies’ internal strategies adequately address these risks.4,5 A recent report suggests that if automakers fail to address supply chain emissions, they are unlikely to align with the goal of the Paris Agreement to limit global temperature rise to 1.5 degrees Celsius.6

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1 https://www.kearney.com/documents/291362523/295334577/Polestar+and+Rivian+pathway+report-+
supported+by+Kearney.pdf. Pg 3.

2 https://infoamazonia.org/en/2022/11/18/brazil-was-responsible-for-70-of-the-co2e-emissions-from-
deforestation-in-pan-amazonia-over-the-last-35-years

3 https://gmauthority.com/blog/2022/04/gm-wants-suppliers-to-sign-global-climate-action-and-human-rights-pledge/

4 https://www.ceres.org/news-center/blog/analysis-shows-investors-strongly-support-secs-proposed-climate-
disclosure-rule

5 https://commonwealthclimatelaw.org/wp-content/uploads/2022/09/SEC-Comments-Review-Summary-September-
2022.pdf. Pg 3.

6 https://www.kearney.com/documents/291362523/295334577/Polestar+and+Rivian+pathway+report-+
supported+by+Kearney.pdf. Pg 3.

Sourcing raw materials from ecologically sensitive geographies can create reputational risk for GM. For example, protesters have targeted banks and food companies because of their association with deforestation linked to cattle raising in Brazil.7,8 Further, NGOs have published reports indicating that automakers, including GM, are at significant risk of contributing to illegal deforestation in the Amazon and that vehicle tires are linked to deforestation due to the growth of rubber plantations in Southeast Asia.9,10,11,12 Therefore, the rubber used in GM tires and leather used in its car seats may be associated with deforestation of biologically rich and climate-stabilizing areas of the world and result in ongoing brand damage.

GM has the responsibility to its investors and stakeholders to ambitiously develop, disclose, and implement plans to limit negative impacts of the materials it sources. Adoption of the measures outlined in the proposal would help to assure investors that GM has a comprehensive plan to address these risks and protect long-term shareholder value.

II.	GM IS EXPOSED TO CLIMATE RISK

Climate change poses significant risk to GM through its supply chain, operations, and its customers' ability to drive their GM vehicles. The U.S. Environmental Protection Agency states that climate change will likely increase the risk of delays, disruptions, damage, and failure across U.S. land-based, air, and marine transportation systems.13 Manufacturing auto parts, which involves the extraction, harvesting, refining, and finishing of raw materials into installation-ready or near installation-ready parts, only exacerbates the problem by emitting greenhouse gases that contribute to climate instability.

Globally, the aluminum and steel sectors emit billions of tons of carbon dioxide pollution annually, accounting for approximately 13% of global GHG emissions.14,15 In 2019, vehicle manufacturers consumed 18% and 11% of the world’s of aluminum16 and steel17 production.

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7 https://apnews.com/article/climate-politics-brazil-paris-business-48aa9d7e9b72aca03d48fda493f3c1a6

8 https://forestsandfinance.org/news/bank-of-montreals-links-to-massive-illegal-amazon-deforestation-condemned-
by-indigenous-leaders-during-biodiversity-summit-2/

9 https://us.eia.org/wp-content/uploads/2022/12/EIA_US_Brazil_Leather_report_1022_US_Format_FINAL_EDITS_09-02-23.pdf

10 https://dv719tqmsuwvb.cloudfront.net/documents/Annet/Leather_Benchmark_Report_Updated_12Dec22.pdf

11 https://ign.ku.dk/english/news/2019/your-car-tires-are-clearing-the-rainforest-in-cambodia/

12 https://www.independent.co.uk/climate-change/opinion/cars-tyres-orangutans-extinction-b1806366.html

13 https://19january2017snapshot.epa.gov/climate-impacts/climate-impacts-transportation_.html

14 https://csis-website-prod.s3.amazonaws.com/s3fs-public/publication/220225_Reinsch_Decarbonizing_Aluminum.pdf?
ewfD_CwZB5keB.0fDqEORJDNNkDvNOOT,2.

15 https://www.globalefficiencyintel.com/new-blog/2021/global-steel-industrys-ghg-emissions#:~:
text=Based%20on%20total%20steel%20industry,of%20total%20global%20GHG%20emissions.

16 https://www.inclusivedevelopment.net/wp-content/uploads/2021/07/global_bauxite0721_web.pdf, 11.

17 https://www.iea.org/data-and-statistics/charts/global-end-use-steel-demand-and-in-use-steel-stock-by-scenario-2000-2050.

GM’s new commitment to purchase 10% low-carbon crude steel and primary aluminum by 2030, aligned with the goals of the First Movers Coalition, is caveated. If low-carbon steel or aluminum are not available or if they cost 20% more than average prices, GM deems it acceptable to fall short of its 2030 goal. Its caveats indicate a lack of dedication to developing the low-carbon steel and aluminum supply needed to meet its goals.18 Further, GM’s commitment only covers North American suppliers - a significant omission as vehicles manufactured and sold in China comprised 39% of GM’s total sales in 2022.19

According to a 2023 report published by Rivian and Polestar, auto manufacturers need to act quickly to reduce supply chain emissions in line with limiting temperature rise to 1.5 degrees Celsius. Even with a transition to battery electric vehicles (BEVs) and the powering a BEV fleet with 100% fossil-free energy, if auto manufacturers fail to address supply chain emissions, these changes will not be enough to limit warming to 1.5 degrees Celsius.20 Thus, relying on 100% sales of BEV’s by 2035 will not be enough to fully limit GM’s climate impact.

III.	GM IS EXPOSED TO DEFORESTATION RISK BY SOURCING LEATHER AND RUBBER FROM ECOLOGICALLY SENSITIVE REGIONS

The leather and rubber materials that GM sources for its car seats and tires may be associated with deforestation and land clearance. Deforestation is one of the leading drivers of both climate change and biodiversity loss and accounts for roughly 12% of anthropogenic emissions, according to the Intergovernmental Panel on Climate Change.21 Agricultural expansion drives almost 90% of global deforestation including from livestock grazing, which is responsible for almost 40% of tropical forest loss.22

Clearing forests for cattle raising is a leading cause of deforestation in Brazil, a country considered a major source of leather for U.S. auto manufacturers, and unsustainable practices used to expand rubber tree cultivation in Southeast Asia and West Africa threaten the destruction of biodiverse ecosystems.23,24,25

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18 https://www.gmsustainability.com/_pdf/resources-and-downloads/GM_2022_SR.pdf

19 https://www.sec.gov/ix?doc=/Archives/edgar/data/0001467858/000146785823000029/gm-20221231.htm. Pg 4.

20 https://www.kearney.com/documents/291362523/295334577/Polestar+and+Rivian+pathway+report-+
supported+by+Kearney+%281%29.pdf/ec422773-6e9b-32ed-5ae6-de8e851a2beb?t=1677099797000. Pg3.

21 https://www.tsijournals.com/abstract/deforestation-causing-global-warming-and-climate-change-11492.html

22 https://www.fao.org/newsroom/detail/cop26-agricultural-expansion-drives-almost-90-percent-of-global-deforestation/en

23 https://www.wri.org/insights/just-7-commodities-replaced-area-forest-twice-size-germany-between-2001-and-2015

24 https://www.nytimes.com/2021/11/17/climate/leather-seats-cars-rainforest.html.

25 https://www.sciencedirect.com/science/article/pii/S096098222031006X

Deforestation is now recognized as a business risk by companies across industry sectors ranging from financial institutions such as Morgan Stanley26 and Citigroup27 to food companies such as ADM28 and Conagra.29 Each of the four companies listed was the subject of a shareholder proposal asking for greater disclosure of their deforestation risk and adoption of proactive measures to protect tropical and boreal forests.30,31,32,33

GM currently lacks public targets, milestones, and associated indicators and metrics that would indicate its progress toward eliminating its exposure to deforestation within its supply chains. A clear commitment to eliminate all deforestation - legal or illegal - from its supply chains would help assure investors that GM takes seriously the damage caused by raising cattle and clearing land for rubber cultivation.

GM instead could implement robust systems for forest commodity traceability. In addition to its participation in the Global Platform for Sustainable Natural Rubber, it could participate in multi-stakeholder initiatives that focus on solutions for traceability, monitoring, and transparency in the cattle value chain. One such initiative is the Tropical Forest Alliance, which supports private sector commitments to remove deforestation from palm oil and beef supply chains and helps firms transition to sourcing deforestation-free commodities.34

IV.	REPUTATIONAL RISK

GM has set low-carbon steel and aluminum procurement targets and acknowledged deforestation risk within its supply chain, but it has made minimal progress reducing supply chain emissions from steel and aluminum production and on eliminating deforestation in its leather and rubber supply chains. As a result, GM may unfavorably compare with peers who are progressing more quickly, drive away customers looking for holistic commitments on emissions reductions, and invite negative publicity by NGO campaigns.

In early 2023, a coalition of NGOs called Lead the Charge ranked major EV manufacturers on human rights and the sustainability of their aluminum and steel supply chains. Lead the Charge assessed whether automakers had disclosed disaggregated emissions from their supply chains, set goals to increase recycled content of their metal auto parts, set targets to procure low-carbon metals, and participated in multi stakeholder groups that advance low-carbon metals production. GM scored 0% on all metrics.35 By contrast, Volvo, Mercedes, Geely, BMW, Volkswagen, Hyundai, and Renault scored higher than GM on Lead the Charge’s steel ranking, and Ford, Nissan, Volkswagen, Renault, Hyundai, and Stellantis topped GM on its aluminum ranking.

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26 https://www.greencentury.com/morgan-stanley-to-adopt-new-deforestation-policies-in-response-to-green-century-
funds-shareholder-proposal/

27 https://www.citigroup.com/rcs/citigpa/akpublic/storage/public/Environmental-and-Social-Policy-Framework.pdf

28 https://www.adm.com/en-us/news/adm-stories/our-commitment-to-no-deforestation-no-peat-no-exploitation/

29 https://www.conagrabrands.com/citizenship-reports/conagra-brands-citizenship-report-2022

30 https://www.greencentury.com/morgan-stanley-to-adopt-new-deforestation-policies-in-response-to-green-century-
funds-shareholder-proposal/

31 https://www.greencentury.com/statement-citigroup-adopts-new-policies-to-combat-deforestation/

32 https://www.greencentury.com/adm-moves-to-strengthen-no-deforestation-policy/

33 https://www.greencentury.com/processed-food-giant-conagra-to-eliminate-deforestation-from-its-supply-chains/

34 https://www.tropicalforestalliance.org/en/about-tfa/about/

35 https://leadthecharge.org/scorecards-summary/

Since the time the ranking was published, GM has announced a commitment to source 10% low-carbon primary steel and aluminum for its products by 2030. However, it is unclear whether GM’s commitment aligns with recommendations of the International Energy Agency which states that steel and aluminum process emissions intensity must fall by at least 26% and 28% by 2030, respectively, to bring the sectors in line with a 2050 net-zero trajectory.36,37

Other automakers, such as Volvo and Mercedes-Benz, have taken steps to improve the sustainability of their steel supply chains by participating in ResponsibleSteel™, a standard and certification initiative for low-carbon steel, and Volvo has signed on to the SteelZero initiative, pledging to procure 50% net-zero steel by 2030 and 100% by 2050.

Failure to act swiftly to eliminate deforestation within its leather and rubber supply chains exposes GM to reputational risk. Tropical forest watchdog Rainforest Foundation Norway (RFN) recently assessed the automotive industry’s policies, disclosure, and implementation efforts to prevent deforestation linked to cattle-raising in Brazil. A key takeaway of the report is that “The automotive industry does not do enough to mitigate its deforestation risks. While some companies have recently adopted zero-deforestation measures, all fall short of best practices.” GM does not have a zero-deforestation policy and only garners 20 of a possible 100 points on RFN’s benchmark for mitigating deforestation risk.

Companies associated with products that drive deforestation in Brazil may be subject to greater public scrutiny. In 2019, when images of fires that were set for rainforest clearing became public, major fashion companies distanced themselves from the forest destruction.38 For example, the parent company of Timberland, Vans and The North Face refused to source materials from Brazil until it could verify that leather used in its products would not contribute to environmental harm.39 Further, a number of companies associated with forest clearance in Brazil have been the subject of protests40,41,42 or negative reports, including GM, Ford, Volkswagen, Stellantis, and Daimler as the top customers of leather seat manufacturers doing business in Brazil.43

The automotive and tire industry is the biggest consumer of natural rubber, and rubber tree cultivation is a leading driver of deforestation in Southeast Asia and West Africa.44,45 Although GM is a founding member of the Global Platform for Sustainable Natural Rubber, it has neither disclosed the companies in its rubber supply chain nor set a goal of zero-forestation for the rubber products it sources. According to GM’s sustainable natural rubber policy, the Company “expects” its suppliers to increasingly source and promote the sourcing of natural rubber products, but it establishes no goals for its suppliers or enforcement mechanisms should they fall short.46

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36 https://www.iea.org/reports/iron-and-steel

37 https://www.iea.org/reports/aluminium

38 https://www.nytimes.com/2022/02/05/style/lvmh-nike-prada-amazon-deforestation.html

39 https://abcnews.go.com/International/company-timberland-north-face-boycott-brazilian-leather/story?id=65294088

40 https://www.reuters.com/article/us-climate-change-britain-blackrock-idUKKBN1XP13X

41 https://www.banktrack.org/article/bank_of_montreals_links_to_massive_illegal_amazon_deforestation_condemned_
by_indigenous_leaders_during_biodiversity_summit

42 https://www.npr.org/2019/08/26/754292402/sos-from-brazils-amazon-fire-protesters-we-need-the-world-s-help-right-now

43 https://us.eia.org/wp-content/uploads/2022/12/EIA_US_Brazil_Leather_report_1022_US_Format_FINAL_EDITS_09-02-23.pdf

44 https://www.cdp.net/en/forests

45 https://www.mightyearth.org/rubber/

46 https://www.gmsustainability.com/_pdf/policies/GM_Sustainable_Natural_Rubber_Policy.pdf

Consumers may choose to buy vehicles from brands that represent leading sustainability practices, and companies failing to adopt supply chain best practices may alienate customers. Recent NGO efforts seeking greater accountability from GM on greening its supply chain likely have not burnished the Company’s corporate image.47,48,49,50 Further, as the BEV market develops, customers may consider many brands for their purchases. GM’s ability to market its overall sustainability inclusive of the sustainability of its supply chains, may attract customers for whom environmental stewardship is a factor in their purchasing decisions.

V.	WITHOUT FURTHER ACTION, GM MAY FAIL TO MEET INVESTOR EXPECTATIONS

If GM does not commit to comprehensive supply chain emissions reductions, it may fail to meet investor expectations of enhanced corporate action on sustainability. In recent years, shareholder proposals asking companies to set net-zero by 2050 emissions reductions targets have garnered significant shareholder support including substantial majority votes in many cases.51,52,53,54 As of April 2023, nearly 2,600 companies had set science-based emissions reduction targets with the Science Based Targets initiative, an organization that reviews the veracity of corporate emissions reduction targets and provides approval if they are aligned with a science-based approach.55 Without addressing the full range of its emissions, it is unlikely that GM can maintain an emissions reduction trajectory in line with the 1.5 degrees Celsius limit on global temperature rise, as recommended by the IPCC.

Additionally, large asset managers have focused on how investee companies are addressing climate risk, including how they account for their full value chain’s greenhouse gas emissions and whether they have adopted plans to significantly reduce emissions.

Top GM investor BlackRock notes in its 2023 proxy voting guidelines that “well-run companies… effectively evaluate and manage material sustainability-related risks and opportunities as a core component of their long-term value creation for shareholder and business strategy.” It notes that sustainability-related risks include water use, land use, waste management, and climate risk. Another top GM investor, Vanguard, looks for robust board “oversight and mitigation of material climate risks.”56 Failure to deliver on these imperatives may result in a lack of investor confidence and cause shareholders to seek alternative investments.

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47 https://act.mightyearth.org/page/115867/data/1

48 https://www.toledoblade.com/b-partners/mighty-earth/2023/02/10/dirty-steel-and-aluminum-are-a-lemon-for-
gm/stories/20230210003

49 https://leadthecharge.org/scorecards/general-motors/

50 https://www.mightyearth.org/wp-content/uploads/GM-Supply-Chain-Decarbonization-Letter.pdf

51 https://www.greencentury.com/statement-us-foods-sets-science-based-emissions-reduction-targets-partially-
implementing-majority-vote-on-green-century-shareholder-proposal/

52 https://www.greencentury.com/statement-at-builders-firstsource-annual-meeting-green-century-wins-majority-
vote-on-climate-change-proposal/

53 https://www.greencentury.com/statement-green-century-shareholder-proposal-on-climate-change-wins-vote-with-
88-5-approval-at-us-foods-annual-meeting/

54 https://www.greencentury.com/majority-of-costco-shareholders-support-landmark-green-century-proposal-on-
climate-change/

55 https://sciencebasedtargets.org/companies-taking-action

56 https://corporate.vanguard.com/content/dam/corp/advocate/investment-
stewardship/pdf/perspectives-and-commentary/policy_insights_climate_risk.pdf. pg 2

VI.	CONCLUSION

Currently, GM is addressing some of its climate risk. Indeed, the Company has set emission reduction targets and made investments to address this risk. However, GM is not thoroughly addressing the risk arising from its supply chains, which is demonstrated by its lack of disclosure of disaggregated steel and aluminum supply chain emissions, its deforestation exposure tied to the rubber and leather products it sells, and the lack of alignment of its full operational and value chain emissions reductions with the 1.5 degrees Celsius scenarios recommended by the IPCC.

Voting in favor of the proposal will provide important input to the board and management as to how to accelerate GM’s short-term action on climate risk in order to maintain the long-term value of the Company.

Shareholders are urged to vote FOR the proposal asking GM to develop a feasible plan to establish procurement targets for sustainable materials within its supply chain and include annual disclosure of progress toward attainment of such targets.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Capital Management, Inc. is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Capital Management, Inc. urges shareholders to vote for Shareholder Proposal Item No. 7 following the instruction provided on the management’s proxy mailing.